Mail Stop 0407


      April 4, 2005


Daniel S. Goldberg
President
New Skies Satellites Holdings Ltd.
c/o CT Corporation System
111 Eighth Avenue
New York, NY  10011

	RE:  	New Skies Satellites Holdings Ltd.
      Registration Statement on Form S-1/A
      Filed March 28, 2005
      File No. 333-122322

      New Skies Satellites B.V.
      Registration Statement on Form S-4
      Filed March 18, 2005
      File No. 333-123420

Dear Mr. Goldberg:

      We have reviewed your Form S-1 and have the following comments.
Note that we also are reviewing your Form S-4 only to the extent that our comments on your Form S-1 apply to the disclosure in your Form S-
4. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      As we have conducted only a limited review of your Form S-4, we urge all persons who are by statute responsible for the adequacy and accuracy of the registration statement to be certain that all information required pursuant to the Securities Act of 1933, as amended, has been included.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your disclosure that you intend to issue stock options in connection with the offering. Tell us in your response letter how you have valued these options and how this valuation compares with the initial public offering midpoint of $19. We also note that, upon the payment of dividends to the shareholders, the options will be adjusted to take into account that the option holder will not receive the benefit of the dividend. Tell us in your response letter how you intend to account for these options and provide disclosure in management`s discussion and analysis regarding the impact of these option issuances on future results of operations.

Risk Factors, page 17
2. We note your revision on page 110 concerning the possibility the
Federal Communications Commission would determine changes in the business`s ownership warrant a revision in the permitted space station list status of your satellites. Please confirm in your response letter that the Federal Communications Commission`s review and possible revisions to the permitted space station list status of your satellites does not warrant risk factor disclosure.

Dividend Policy and Restrictions, page 39

      Estimated Cash Available to Pay Dividends..., page 41
3. Revise the table to reflect the amount of dividends that would be paid and the amount of minimum adjusted EBITDA that would need to be generated if the underwriters` overallotment option is exercised.
4. Tell us in your response letter why the captions "Required amortization of indebtedness" and "Estimated difference between cumulative credit and 1.4x cumulative interest expense derived from the above" are no longer included in this table.

      Pro Forma Cash Available to Pay Dividends, page 42
5. We note your response to comment 15 and have further comment. It appears that your pro forma calculation of interest expense on page
59 includes $3.6 million related to the revolving credit facility. Your disclosure on page F-20 indicates that, at December 31, 2004, there were no amounts outstanding under the credit facility. Tell us in your response letter why this amount is included in the pro forma calculation on page 59 but excluded from the pro forma calculation of cash interest expense on indebtedness on page 42. Clarify for us in your response letter if any amounts had been drawn down and subsequently repaid during the period from November 2, 2004 to December 31, 2004. Tell us how you have determined the interest rate to be used in both the pro formas as well as the table on page 42, and if necessary, revise your calculation to use the current market rates in accordance with Article 11. We believe that the amount of pro forma cash interest expense on indebtedness presented in the table on page 42 should be consistent with the amount of interest expense disclosed in the pro forma financial statements.
6. Revise the caption in the table related to the gain arising on frequency coordination to indicate that this is a one-time payment received from the resolution of frequency coordination matters. Revise your disclosure in footnote 11 to indicate the nature of the item and management`s expectations of recording similar transactions in the future. If true, disclose that you do not expect these transactions to be a significant source of cash for the payment of dividends in future periods.
7. Revise your disclosure in footnote 12 to the table, as well as in
Note 2 to the Consolidated Financial Statements to more fully describe the $26.4 million of expenses recorded by the predecessor.
Specifically, describe in more detail who incurred these costs, why they were incurred, whether any of these costs were paid to the Blackstone Group and to which entities these costs relate. We note that in Note 1, you define the "Acquisition" as the assumption of the assets and liabilities of New Skies Satellites N.V., but the discussion in Note 2 indicates that New Skies Satellites N.V. incurred these costs.

Dilution, page 54
8. Please revise the disclosures concerning the company on a historic basis to indicate it has a net tangible deficit, not book value.

Management`s Discussion and Analysis, page 62

	Communications, Plant and Other Property, page 70
9. We note on page 105 that launch insurance policies typically cover claims arising from events that take place during launch and for a fixed period of time following launch (in the case of NSS-7 and NSS-
6, for three years). Your in-orbit insurance policies cover claims that relate to events that take place after the expiration of the relevant launch insurance policy. Please disclose when you consider a satellite to be substantially complete and ready for its intended use. Also disclose how you account for the insurance premiums incurred under your launch insurance policies for coverage of claims arising from events occurring in periods after the placement of the satellite in its intended orbit. Please similarly revise your accounting policy footnote on page F-11 and advise us in your response letter in detail. With respect to the NSS-7 and NSS-6 satellites, tell us in your response letter if you capitalized insurance premiums covering the three year period beyond the date of launch and, if so, explain to us your basis for this policy.

Management, page 114

	Employment Matters and Agreements, page 120
10. In your summary of terms of the named executive officers` agreements, please also include the annual cash bonus terms.

Exhibits
11. We note that you intend to request confidential treatment for portions of exhibits 10.34 and 10.35. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning your confidential treatment requests.

Form S-4 filed March 18, 2005
12. To the extent applicable, please revise the registration statement to comply with the comments we have issued in our March
1
and March 18, 2005 letters and in this letter.
13. Also include an English translation of New Skies Satellites
B.V.`s deed of incorporation in exhibit 3.1.

*	*	*	*

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Kathleen Kerrigan, Staff Accountant, at (202) 942-1944, or Robert Littlepage, Accountant Branch Chief, at (202)
942-1947, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl
Grant, Staff Attorney, at (202) 942-1916, or me, at (202) 942-
1990,
with any other questions.


					Sincerely,



					Larry Spirgel
					Assistant Director


cc:	via facsimile (212) 455-2502
      Rise Norman, Esq.
	Simpson, Thatcher & Bartlett LLP


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Mr. Goldberg
New Skies Satellites Holdings Ltd.
April 4, 2005
Page 2